Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

June 29, 2011

Via EDGAR

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Dollar Tree, Inc.
Form 10-K for Fiscal Year Ended January 29, 2011
Filed March 17, 2011
File No. 0-25464

Dear Mr. Thompson:

Please find our response to the Staff’s comments contained in your letter of June 20, 2011, regarding the Company’s Form 10-K for the year ended January 29, 2011.  For ease of reading, the Staff’s comments are bolded.

As requested in your letter and in connection with responding to the comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our in-house counsel, James A. Gorry at (757) 321-5419 or Shawnta Totten at (757) 321-5931 or our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 833-9200.

Sincerely,

/s/ Bob Sasser
Bob Sasser
Chief Executive Officer
Dollar Tree, Inc.

Dollar Tree, Inc.
Response to Staff Comment Letter Dated June 20, 2011

Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 17, 2011; File No. 0-25464

Item 8. Financial Statements and Supplementary Data, page 29

Notes to Consolidated Financial Statements, page 35
Note 4 – Commitments and Contingencies, page 42
Contingencies, page 43

1.
We reviewed your response to comment two in our letter dated May 27, 2011 and note that you have not accrued any amounts for any of the matters disclosed because they had not reached a stage of probable loss. Please note that ASC 450-20-50-3 still requires certain disclosures of a contingency if there is at least a reasonable possibility that a loss may have been incurred. In addition, we note your disclosure that you cannot give assurance that one or more of the lawsuits will not have a material adverse effect on your results of operations.  As such, we believe that you should disclose an estimate of the reasonably possible loss or range of loss for such contingencies or state that such an estimate cannot be made. Please advise. In addition, it is unclear whether the phrase “material adverse” represents a higher threshold than the term “material.”  Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof.

As a part of the process of preparing our financial statements and related disclosures for each reporting period, management discusses each unresolved class action case with in-house counsel and, when necessary, with outside counsel to assess the likelihood of an unfavorable outcome and discuss the disclosure of the cases.  At the time of the preparation of the 10-K, the Company believed, and continues to believe, based upon the status of the disclosed matters and its evaluation of the information available, that it was unable to determine a range of possible loss for any of the legal proceedings.  We continually monitor developments in our litigation proceedings and, as noted above, consider our disclosure obligations under ASC 450 in connection with each Form 10-Q and 10-K filing.  Accordingly, as warranted by changes to facts and circumstances, we will revise these disclosures in future filings.

In future filings the Company will modify its disclosure and, if our conclusions regarding our ability to estimate a range of possible loss are the same as they were as of the filing of the 10-K, the Company will add the underlined language below:

The Company will vigorously defend itself in these matters.  The Company does not believe that any of these matters will, individually or in the aggregate, have a material effect on its business or financial condition.  The Company cannot give assurance, however, that one or more of these lawsuits will not have a material effect on its results of operations for the period in which they are resolved.  Based on the information available to the Company, including the amount of time remaining before trial, the results of discovery and the judgment of internal and external counsel, the Company is unable to express an opinion as to the outcome of these matters and cannot estimate a potential range of loss.

In response to the Staff’s comment regarding the use of the term “material adverse”, in future filings, and as noted above, the Company will use the term “material” rather than the term “material adverse” when describing the effect on the financial statements.